Cepton, Inc.
399 West Trimble Road
San Jose, CA 95131

May 10, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cepton, Inc. Registration Statement on Form S-1 (Registration No. 333-262667)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on May 11, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Cepton, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Ryan Coombs of O’Melveny & Myers LLP, counsel to the Company, at 415-984-8943, or in his absence, Andrew Montalbano at 212-728-5953, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Cepton, Inc.

By:	/s/ Jun Pei
Jun Pei
Chief Executive Officer

cc:	Ryan Coombs

Andrew Montalbano